Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213
Form S-4 File No.:  333-200614

The following communication was made available to Covance employees:

Equity Grant FAQs III (Administrative Details)
Last Updated:  February 12, 2015

Equity Grants - General:

1.	What is a UBS account and how can I obtain one?

Upon issuance of any prior Covance equity grant, employees were automatically set up with a UBS account.  This account includes all grant details and transaction history.  You will only have access to a UBS account if equity grants have been issued to you or if you previously participated in the former Employee Stock Purchase Plan (ESPP).  If you do not already have access to a UBS account, you do not need to obtain one.

2.	How do I access the UBS account?
You may access your account at the following UBS link: https://onesource.ubs.com/CEFSWebApp/com/ubs/cefs/internet/onesource_new_rs.jsp?bookCode=CVD.

3.	If I have questions regarding the treatment of my equity grants before or after the closing of the LabCorp transaction, who should I contact?

You should first refer to the prior Equity FAQs (dated November 25, 2014 and December 12, 2014) posted on the Covance-LabCorp Information Center link: http://portal/intranet/covlabcorp/index.html.  Additional questions may be submitted to LTQ@covance.com.

4.	If I have questions regarding the tax treatment of my equity grants before or after the closing, who should I contact?

Any tax-related questions should be discussed with your personal tax advisor or personal financial planner.  Please do not contact your local Payroll regarding any tax treatment questions as they are not authorized to provide you with personal tax counseling or advice.

5.	I am a registered shareholder with paper certificates, how will my certificates be handled?
All registered shareholders will receive a separate communication regarding the exchange of their shares.

6.	Will there be a blackout period prior to closing when I will not be able to access my UBS account?

Yes.  For administrative reasons, your UBS account will not be viewable or accessible for a limited period of time prior to the closing. We will provide further details about the blackout period as that is available.

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Equity Grants – Stock Options and Restricted Stock Units (RSUs):

7.	Which countries have outstanding RSUs?
At this time, outstanding RSUs have only been granted to recipients in Australia and Switzerland.

8.	What is the calculation for determining the stock option cash payment?

Please refer to the original Equity Grant FAQs I document (question 8) posted on the Covance-LabCorp Information Center link: http://portal/intranet/covlabcorp/index.html.  Please submit additional questions directly to LTQ@covance.com.

9.	What would I receive at closing if I was previously granted 1,000 RSUs which were unvested prior to closing?

It is not possible to calculate the exact amount you will receive at closing at this time.  The cash payment received in respect of each RSU will be equal to the value of the merger consideration, which is $75.76 in cash and 0.2686 LabCorp shares for each Covance share.   For purposes of calculating the value of the merger consideration, the price of each LabCorp share will equal the average of the volume weighted average trading prices of LabCorp shares on each of the 10 consecutive trading days ending on (and including) the third trading day before the closing date.

A higher average trading price for LabCorp shares prior to the closing date will result in a higher total cash payment in respect of each RSU.  The actual Covance stock price on or prior to the closing date will not impact the total merger consideration you will receive.

Assuming, for illustrative purposes only, that the applicable price of LabCorp shares (as determined in accordance with the merger agreement) is $100, for 1,000 RSUs you would be entitled to receive:

▪	1,000 RSUs x $75.76 cash = $75,760
▪	1,000 RSUs x 0.2686 LabCorp shares x 100 per LabCorp share = $26,860
▪	Total = $75,760 + $26,860 = $102,620
▪	Total cash payment for the RSUs = $102,620, less applicable taxes and withholdings

10.	What happens to my stock options or RSUs that are scheduled to vest prior to the closing date?
Any stock options or RSUs with a vesting date prior to closing will vest in accordance with their terms.

11.	What happens to my unvested stock options or RSUs scheduled to vest after the closing date?

At closing, unvested stock options and RSUs will immediately vest.   Please refer to the first question of the second Equity FAQ (dated December 12, 2014) for more information about unvested stock options.

12.	After the closing, who will process my stock option or RSU cash payment?
Covance Payroll will process this transaction. This payment will not be handled through UBS.

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13.	Will the stock option or RSU cash payment be issued as part of a regularly scheduled Covance Payroll cycle?

This payment will be issued within 10 business days following the closing as part of a special Covance Payroll cycle.  The payment will not be included as part of a regularly scheduled Covance Payroll cycle unless there is a local country requirement.  Your payment amount will be available in the same manner in which you typically view your Covance pay slip or pay statement.

14.	How will stock option and RSU cash payments be issued?*

All cash payments will be issued in the same manner that you customarily receive payments from Payroll.  If you receive your Payroll compensation through direct deposit, the stock option or RSU cash payment will be issued through direct deposit.  If you receive your Payroll compensation through a ‘live’ check, the stock option or RSU cash payment will be issued through a ‘live’ check delivered to your address on record with Covance.

*Note that this answer is updated from Q13 in the original Equity FAQ (dated November 25, 2014)

15.	What if my address on record with Covance is not correct?
Please refer to the mAPS site for information on how to update your address.

16.	If I normally receive my Covance Payroll compensation through a ‘live’ check, is it possible to request this payment to be sent to an alternate address?
No, all payments will be issued to the official address on record with Covance.

17.	If I receive a ‘live’ check how will it be delivered, and will a signature be required for delivery?
All ‘live’ checks will be distributed through standard Payroll distribution procedures. Typically, signatures are not required for delivery.

18.	If my regular Payroll distribution method is direct deposit, is it possible for me to change to a ‘live’ check for this one-time stock option or RSU cash equivalent payment?
No, we are unable to modify the manner in which you receive this payment.

19.	If I receive my Payroll compensation through direct deposit, is it possible for this one-time stock option or RSU cash payment to be sent to an alternative bank account?
No, all direct deposit payments will be issued to the bank account on record. If your base pay is deposited into multiple accounts, this one-time cash payment will be handled in the same manner.

20.	How will I be taxed for receipt of the stock option or RSU cash equivalent payment?

Location-specific tax rates will apply for all cash distributions.  Supplemental tax rates in effect may apply to this payment.  Please consult your personal tax advisor or personal financial planner for any questions related to tax implications, as neither Covance nor LabCorp can provide you with personal tax counseling or advice.

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21.	Will there be any other non-tax related deductions applied to this payment?

Only required, location-specific deductions will be applied to this payment.  Employee benefit contributions typically deducted from base salary such as medical, dental, etc. will not be applied to this payment.

22.	If I am located outside of the US and my Payroll compensation is issued in a currency other than USD, how will the stock option or RSU cash equivalent payment be converted to local currency?
The payment will be converted to local currency using the applicable exchange rate in effect at the time of payment.

23.	When should I expect to receive the stock option or RSU cash equivalent payment?
The cash equivalent payment will be paid as soon as administratively practicable following closing (but no later than 10 business days after the closing).

Equity Grants – Restricted Shares:

24.	What happens to my restricted shares that are scheduled to vest prior to the closing date?
Any restricted shares with a vesting date prior to closing will vest as per the terms of the grant agreement.

25.	What happens to my unvested restricted shares scheduled to vest on or after the closing date?
At closing, all unvested restricted shares will vest immediately.

26.	How will I receive the cash portion of the merger consideration for my Covance vested restricted shares?
The cash portion of the merger consideration will be available through your UBS account.

27.	If I select in UBS to receive a ‘live’ check for the cash portion of the merger consideration for restricted shares, where will UBS send this payment?
UBS will use the address listed in the UBS system for ‘live’ check payment issuance.

28.	What if my address in UBS is incorrect?

For active employees, your most current address detail is refreshed on a weekly data file from Covance to UBS.   As a result, your address for UBS matches your address on record with Covance.  If your address on record with Covance is incorrect, please refer to question 15 for additional details.   For employees who are no longer active with Covance, please contact UBS directly at 1-800-597-6956 or International 201-272-7665.

29.	Will UBS charge a fee for converting my restricted shares into merger consideration?

No, UBS will not charge any fees for converting your restricted shares into merger consideration.  Consistent with existing practice, standard fees will apply in the event you elect to sell your LabCorp shares or receive a distribution of cash.  The applicable fees schedule may be obtained on the UBS site.  https://onesource.ubs.com/CEFSWebApp/com/ubs/cefs/internet/onesource_new_rs.jsp?bookCode=CVD

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30.	How will I be taxed on the restricted shares that vest?

Location-specific tax rates will apply.  Supplemental tax rates in effect may apply to this payment.  Please consult your personal tax advisor or personal financial planner for any questions related to tax implications, as neither Covance nor LabCorp can provide you with personal tax counseling or advice.

31.	Are there any restrictions on selling my LabCorp shares?

These shares will be subject to the LabCorp Insider Trading Policy.  You will be provided with that policy in connection with the closing. Note that a trading blackout will apply to LabCorp stock until Tuesday, February 24, 2015.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the definitive proxy statement/prospectus referred to below and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

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The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the definitive proxy statement/prospectus referred to below and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this communication are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law. This communication relates to a proposed transaction between Covance and LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, LabCorp filed a registration statement on Form S-4 with the SEC, which was declared effective by the SEC on January 14, 2015, and LabCorp and Covance filed the definitive proxy statement/prospectus in connection with the proposed transaction on January 16, 2015. Covance began mailing the definitive proxy statement/prospectus to Covance stockholders on January 20, 2015. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders of Covance are urged to read carefully and in their entirety the registration statement, definitive proxy statement/prospectus and all other relevant documents filed or that will be filed by LabCorp or Covance with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, definitive proxy statement/prospectus and all other relevant documents filed or that will be filed by Covance or LabCorp with the SEC through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other relevant documents filed by Covance with the SEC by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540. Free copies of the registration statement, definitive proxy statement/prospectus and other relevant documents filed by LabCorp with the SEC are available on LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 358 South Main Street, Burlington, North Carolina 27215.

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Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com. Additional information regarding those persons and other persons who may be deemed participants in the proxy solicitation, including their respective direct and indirect interests in the proposed transaction, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

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